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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                         Commission File Number: 1-8133


                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR

For Period Ended:   December 31, 2001
                    -----------------

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: ___________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Xerox Credit Corporation
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Full Name of Registrant

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Former Name if Applicable

100 First Stamford Place
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Address of Principal Executive Office (Street and Number)

Stamford, Connecticut  06904
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;* and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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*    The timing of the filing of the Form 10-K is addressed more fully in the attached press release which was issued today by the Registrant's parent, Xerox Corporation.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

The Registrant is unable to complete the information for the timely presentation of its Annual Report on Form 10-K for the period ended December 31, 2001. The Registrant's parent company, Xerox Corporation, has reached an agreement in principle with the Division of Enforcement of the Commission to settle proposed allegations on matters that have been under investigation since June 2000. The agreement in principle contemplates that Xerox Corporation will be making adjustments to its previously announced financial results for the period ended December 31, 2001, as well as restating its financial results for the years 1997 through 2000. Because the Registrant is dependent upon Xerox Corporation for its liquidity, the Registrant's 2001 Annual Report on Form 10-K will include a substantial amount of information to be taken directly from Xerox Corporation's 2001 Annual Report on Form 10-K. Xerox Corporation is unable to make the necessary adjustments to complete its Annual Report on Form 10-K in a timely manner without unreasonable effort and expense and this necessarily means that the Registrant is unable to complete its Annual Report on Form 10-K in a timely manner without unreasonable effort and expense. A description of the adjustments to be made is set forth in the attached press release which was issued today by Xerox Corporation.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Martin S. Wagner                    (203)                       968-3457
          -----------------------------      ---------------------       -------------------------
                      (Name)                       (Area Code)               (Telephone Number)



(2)       Have all other periodic reports required under Section 13 or 15(d) of the
          Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940
          during the preceding 12 months or for such shorter period that the registrant was
          required to file such report(s) been filed?  If answer is no, identify report(s).     |X| Yes  |_| No

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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings
          statements to be included in the subject report or portion thereof?                   |_| Yes  |X| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                            Xerox Credit Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 2002                        By  /s/ Gregory B. Tayler
       -------------                            --------------------------
                                                Gregory B. Tayler
                                                Chairman, President and
                                                 Chief Executive Officer


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                                                       Attachment to Form 12b-25


            XEROX REACHES AGREEMENT IN PRINCIPLE WITH THE SEC'S STAFF
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              TO RECOMMEND TO THE COMMISSION SETTLEMENT OF CHARGES;
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                            2001 10-K FILING DELAYED
                            ------------------------

       STAMFORD, Conn., April 1, 2002 - Xerox Corporation (NYSE: XRX) announced today that it has reached an agreement in principle with the Division of Enforcement of the Securities and Exchange Commission, the terms of which the Division has agreed to recommend to the Commission. The agreement in principle concerns the settlement of proposed allegations on matters that have been under investigation since June 2000. The proposed agreement is subject to the approval of the Commission.

       The agreement in principle calls for a restatement of Xerox's financials for the years 1997 through 2000 as well as an adjustment of previously announced 2001 results. The restatement will primarily reflect adjustments in the timing and allocation of lease revenue recognition and could involve a reallocation of equipment sales revenue in excess of $2 billion from 1997 through 2000. Those revenues will be reallocated among equipment, service and finance revenue streams as appropriate applying a methodology different than the one the company had used during those years. The resulting timing and allocation adjustments cannot be estimated until the restatement process has been completed. In any event, there will be no impact on the cash that has been received or is contractually due to be received from these leases. Furthermore, the monetary value of the leases does not change. The restatement will also include adjustments that could be in excess of $300 million due to the establishment and release of certain reserves prior to 2001 and other miscellaneous items.

       To allow for the additional time required to prepare the restatement and to make these adjustments, the company is filing a Form 12b-25 for a 15-day extension on the filing of its 2001 10-K. In anticipation of a further extension that may be necessary, Xerox has discussed with the Staff circumstances under which the company may seek approval from the Commission for a further extension of 75 days to complete its restatement and file its 2001 10-K, including the condition that a signed agreement, ready for presentation to the Commission, is reached by the company and the Staff by April 8, and that a definitive settlement is thereafter approved by the Commission.

       Xerox initiated settlement discussions with the Staff last month after the company was notified of the Division's preliminary decision to recommend an enforcement action regarding Xerox's alleged violations of the federal securities laws in connection with the company's financial statements for 1997-2000. In

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addition to the restatement, the agreement in principle calls for the SEC to file a complaint and a consent order in federal district court for injunctive relief and a civil penalty of $10 million. Xerox would neither admit nor deny the allegations of the complaint, which would include claims of civil violations of the antifraud, reporting and other provisions of the securities laws.

       The company sells most of its products and services under bundled contracts that contain multiple deliverable elements. The contracts typically include equipment, service, supplies, and financing components for which the customer pays a single monthly-negotiated price as well as a variable service component for page volumes in excess of stated minimums. The SEC claims that Xerox's revenue-allocation methodology for these contracts did not comply with the Statement of Financial Accounting Standards No. 13.

       Xerox has changed its revenue allocation methodology to estimate "normal selling prices" (fair value) of equipment using an approach based on verifiable objective evidence of value, including prices achieved in its cash sales and other market based information.

         "In the past year, we have made substantial improvements in our operations through a bold and comprehensive turnaround program," said Anne M. Mulcahy, Xerox chairman and chief executive officer. "We have proven that, when faced with difficult decisions, we take the appropriate actions that will serve Xerox best for the long term, strengthening the company's value proposition for our customers and shareholders. That's why we believe Xerox is best served by putting these issues with the SEC behind us and focusing on restoring the company to good health, sustained profitability and future growth."

       Mulcahy also noted that significant progress has been made in Xerox's negotiations with the revolver lenders. The principal terms and conditions for refinancing a portion of the revolver and extending its maturity beyond October 2002 have been distributed to the 57 lenders in the revolver. The refinancing is expected to be finalized following the approval from these lenders as well as the negotiation and execution of the definitive agreements.

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